Exhibit 99.4

Notice of Availability of Proxy Materials

for Acreage Holdings, Inc. Annual and Special Meeting

Meeting Date and Time: May 7, 2019 at 10:00 a.m. (EST)

Location: The New York Athletic Club, 180 Central Park S, New York, NY 10019

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

https://odysseytrust.com/Transfer-Agent/Meeting-Documents-AcreageHoldingsInc

OR

www.sedar.com

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies may be made by contacting:

Toll Free Within North America: 1-888-290-1175

Direct from outside of North America: 1-587-885-0960

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

1.	to elect the directors of the Acreage Holdings, Inc. (the “Issuer”) for the ensuing year;

2.	to appoint MNP LLP as the auditors of the Issuer for the ensuing year and authorize the directors to fix the remuneration of the auditors;

3.	to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution (the text of which is disclosed in the Management Information Circular) approving an amended and restated omnibus equity incentive plan for the Issuer, as more particularly described in the Management Information Circular.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 10:00 a.m. (EST) on Friday, May 3, 2019.

Stratification

The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.